UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)*


                          Catalyst Lighting Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14887U201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


   Eugene Grin                                       with a copy to:
   Principal                                         Steven E. Siesser, Esq.
   Laurus Capital Management, LLC                    Lowenstein Sandler PC
   335 Madison Avenue, 10th Floor                    1251 Avenue of the Americas
   New York, New York 10017                          New York, New York
   (212) 541-5800                                    (212) 204-8688
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 15, 2010
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Master Fund, Ltd. (In Liquidation)*

     I.R.S. Identification Nos. of above persons (entities only): 98-0337673

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Cayman Islands

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:                0*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:            0*

--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):     [ ]    Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      0.0%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  CO



--------------------------------------------------------------------------------
* On January 15, 2010, Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands company (the "Fund"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Woodman Management Corporation, a California corporation (the "Purchaser") and certain other parties pursuant to which, among other things, the Fund agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Fund, an aggregate of 1,108,172 shares of common stock, par value $0.0001 per share (the "Shares"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), for an aggregate purchase price of $60,299.45, or approximately $0.054 per Share. It is anticipated that the closing of the transactions under the Stock Purchase Agreement will occur on or about January 29, 2010, assuming all of the conditions to closing are either met or waived by the parties. There can be no assurance that the transactions under the Stock Purchase Agreement will actually be completed. The Shares to be so transferred from the Fund to the Purchaser represent the entirety of the Fund's holdings of the common stock of the Company. Accordingly, as of January 15, 2010, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund has ceased to beneficially own any Shares of the Company. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Laurus Capital Management, LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4150669

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:                0*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:            0*

--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):     [ ]    Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      0.0%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  OO

--------------------------------------------------------------------------------
* On January 15, 2010, Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands company (the "Fund"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Woodman Management Corporation, a California corporation (the "Purchaser") and certain other parties pursuant to which, among other things, the Fund agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Fund, an aggregate of 1,108,172 shares of common stock, par value $0.0001 per share (the "Shares"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), for an aggregate purchase price of $60,299.45, or approximately $0.054 per Share. It is anticipated that the closing of the transactions under the Stock Purchase Agreement will occur on or about January 29, 2010, assuming all of the conditions to closing are either met or waived by the parties. There can be no assurance that the transactions under the Stock Purchase Agreement will actually be completed. The Shares to be so transferred from the Fund to the Purchaser represent the entirety of the Fund's holdings of the common stock of the Company. Accordingly, as of January 15, 2010, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund has ceased to beneficially own any Shares of the Company. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  David Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Israel

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:                0*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:            0*

--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):     [ ]    Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      0.0%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* On January 15, 2010, Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands company (the "Fund"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Woodman Management Corporation, a California corporation (the "Purchaser") and certain other parties pursuant to which, among other things, the Fund agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Fund, an aggregate of 1,108,172 shares of common stock, par value $0.0001 per share (the "Shares"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), for an aggregate purchase price of $60,299.45, or approximately $0.054 per Share. It is anticipated that the closing of the transactions under the Stock Purchase Agreement will occur on or about January 29, 2010, assuming all of the conditions to closing are either met or waived by the parties. There can be no assurance that the transactions under the Stock Purchase Agreement will actually be completed. The Shares to be so transferred from the Fund to the Purchaser represent the entirety of the Fund's holdings of the common stock of the Company. Accordingly, as of January 15, 2010, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund has ceased to beneficially own any Shares of the Company. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.

Cusip No.     14887U201
--------------------------------------------------------------------------------
1)   Names of Reporting Persons.  Eugene Grin

     I.R.S. Identification Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)   [ ]
            (b)   [X]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   United States

--------------------------------------------------------------------------------
     Number of                        7)  Sole Voting Power:                  0*
                                          --------------------------------------
     Shares Beneficially              8)  Shared Voting Power:                0*
                                          --------------------------------------
     Owned by
     Each Reporting                   9)  Sole Dispositive Power:             0*
                                          --------------------------------------
     Person With                     10)  Shared Dispositive Power:           0*
                                          --------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:            0*

--------------------------------------------------------------------------------
12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):     [ ]    Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      0.0%*

--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IN

--------------------------------------------------------------------------------
* On January 15, 2010, Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands company (the "Fund"), entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Woodman Management Corporation, a California corporation (the "Purchaser") and certain other parties pursuant to which, among other things, the Fund agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Fund, an aggregate of 1,108,172 shares of common stock, par value $0.0001 per share (the "Shares"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"), for an aggregate purchase price of $60,299.45, or approximately $0.054 per Share. It is anticipated that the closing of the transactions under the Stock Purchase Agreement will occur on or about January 29, 2010, assuming all of the conditions to closing are either met or waived by the parties. There can be no assurance that the transactions under the Stock Purchase Agreement will actually be completed. The Shares to be so transferred from the Fund to the Purchaser represent the entirety of the Fund's holdings of the common stock of the Company. Accordingly, as of January 15, 2010, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund has ceased to beneficially own any Shares of the Company. The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.

          This Amendment No. 1 (this "Amendment No. 1") is being filed by Laurus Master Fund, Ltd. (In Liquidation), a Cayman Islands company (the "Fund"), Laurus Capital Management, LLC, a Delaware limited liability company ("LCM"), David Grin and Eugene Grin (collectively, the "Filing Parties") to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 19, 2008 (the "Schedule 13D") with respect to shares of common stock, par value $0.0001 per share (the "Shares"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company"). Except as specifically provided herein, this Amendment No. 1 does not modify, alter or amend any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on February 19, 2008.


Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended by adding the following after the second paragraph thereof:

          The Fund is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          The information contained in the cover pages to this Amendment No. 1 is incorporated herein by reference.

          Except as disclosed herein, none of the Filing Parties has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, during the sixty (60) days on or prior to January 22, 2010.

          As of January 15, 2010, the Filing Parties ceased to beneficially own any Shares of the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended and restated in its entirety as follows:

          On January 15, 2010, the Fund entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") by and among Keating Investments, LLC, a Delaware limited liability company, Kevin R. Keating, Lionsridge Capital, LLC, an Illinois limited liability company, Garisch Financial, Inc., an Illinois corporation, the Fund, and Woodman Management Corporation, a California corporation (the "Purchaser"), pursuant to which, among other things, the Fund agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Fund, an aggregate of 1,108,172 Shares of the Company for an aggregate purchase price of $60,299.45, or approximately $0.054 per Share. It is anticipated that the closing of the transactions under the Stock Purchase Agreement (the "Closing") will occur on or about January 29, 2010, assuming all of the conditions to Closing are either met or waived by the parties. There can be no assurance that the transactions under the Stock Purchase Agreement will actually be completed. The Shares to be sold from the Fund to the Purchaser represent the entirety of the Fund's holdings of the securities of the Company.

          In addition, pursuant to the Stock Purchase Agreement, the Fund agreed to the termination and waiver of its right to consent to any future issuance of the Company's securities pursuant to that certain Settlement and Release Agreement, dated as of August 22, 2007, by and between the Fund and the Company. Further, the Fund agreed to assign to the Purchaser its respective rights under that certain Registration Rights Agreement dated September 14, 2007, by and between the Company and the Fund.

          The descriptions of the transactions described in this Amendment No. 1 and the descriptions of the terms of the Stock Purchase Agreement are qualified in their entirety by reference to the complete text of the Stock Purchase Agreement, which is included as Appendix B hereto and is incorporated herein by reference.

          To the best knowledge of the Filing Parties as of the date hereof, except as described herein, the Filing Parties do not have any other contracts, arrangements, understandings or similar relationships (legal or otherwise) with any other Filing Party or any other person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following:

          Appendix A     Joint Filing Agreement, dated  as of  January 22, 2010,
                         by and among the Filing Parties.

          Appendix B     Stock Purchase Agreement, dated as of January 15, 2010,
                         made by and among Keating  Investments, LLC, a Delaware
                         limited liability company, Kevin R. Keating, Lionsridge
                         Capital, LLC,  an Illinois limited  liability  company,
                         Garisch  Financial,  Inc.,  an  Illinois   corporation,
                         Laurus  Master  Fund, Ltd.  (In Liquidation),  a Cayman
                         Islands company, and Woodman Management Corporation, a California corporation.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 22, 2010

LAURUS MASTER FUND, LTD. (IN LIQUIDATION)
By: Laurus Capital Management, LLC, its investment manager


/s/ Eugene Grin
--------------------------------------
Name:  Eugene Grin
Title:  Authorized Signatory



LAURUS CAPITAL MANAGEMENT, LLC,
individually and as investment manager


/s/ Eugene Grin
--------------------------------------
Name:  Eugene Grin
Title:  Authorized Signatory


/s/ David Grin
--------------------------------------
    David Grin


/s/ Eugene Grin
--------------------------------------
    Eugene Grin



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   APPENDIX A


Each of Laurus Master Fund, Ltd. (In Liquidation), Laurus Capital Management, LLC, David Grin and Eugene Grin hereby agree, by their execution below, that the
Schedule 13D Amendment No. 1 to which this Appendix A is attached is filed on behalf of each of them, respectively.

Dated:  January 22, 2010



LAURUS MASTER FUND, LTD. (IN LIQUIDATION)
By: Laurus Capital Management, LLC, its investment manager


/s/ Eugene Grin
--------------------------------------
Name:  Eugene Grin
Title:  Authorized Signatory



LAURUS CAPITAL MANAGEMENT, LLC,
individually and as investment manager


/s/ Eugene Grin
--------------------------------------
Name:  Eugene Grin
Title:  Authorized Signatory


/s/ David Grin
--------------------------------------
    David Grin


/s/ Eugene Grin
--------------------------------------
    Eugene Grin

                                   APPENDIX B


                            STOCK PURCHASE AGREEMENT

     THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated as of January 15, 2010, is made by and among Keating Investments, LLC, a Delaware limited liability company ("KI"), Kevin R. Keating ("Keating"), Lionsridge Capital, LLC, an Illinois limited liability company ("LC"), Garisch Financial, Inc., an Illinois corporation ("GFI"), and Laurus Master Fund, Ltd., a Cayman Islands company ("Laurus"), and Woodman Management Corporation, a California corporation (the "Purchaser"). KI, Keating and LC are referred to herein collectively as the "Primary Sellers" and individually as a "Primary Seller." The Primary Sellers, GFI and Laurus are referred to herein collectively as the "Sellers" and individually as a "Seller."

                                    RECITALS

     WHEREAS, KI is the sole record and beneficial owner of 1,767,385 shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Catalyst Lighting Group, Inc., a Delaware corporation (the "Company");

     WHEREAS, the Purchaser desires to acquire from KI, and KI desires to sell to the Purchaser, a total of 1,767,385 shares of the Company's Common Stock (the "KI Shares"), in the manner and on the terms and conditions hereinafter set forth; and

     WHEREAS, Keating is the sole record and beneficial owner of 96,880 shares of the Company's Common Stock; and

     WHEREAS, the Purchaser desires to acquire from Keating, and Keating desires to sell to the Purchaser, a total of 96,880 shares of the Company's Common Stock (the "Keating Shares"), in the manner and on the terms and conditions hereinafter set forth; and

     WHEREAS, LC is the sole record and beneficial owner of 800,630 shares of the Company's Common Stock; and

     WHEREAS, the Purchaser desires to acquire from LC, and LC desires to sell to the Purchaser, a total of 800,630 shares of the Company's Common Stock (the "LC Shares"), in the manner and on the terms and conditions hereinafter set forth; and

     WHEREAS, Laurus is the sole record and beneficial owner of 1,108,172 shares of the Company's Common Stock; and

     WHEREAS, the Purchaser desires to acquire from Laurus, and Laurus desires to sell to the Purchaser, a total of 1,108,172 shares of the Company's Common Stock (the "Laurus Shares"), in the manner and on the terms and conditions hereinafter set forth; and

     WHEREAS, GFI is the sole record and beneficial owner of 88,654 shares of the Company's Common Stock; and

     WHEREAS, the Purchaser desires to acquire from GFI, and GFI desires to sell to the Purchaser, a total of 88,654 shares of the Company's Common Stock (the "GFI Shares"), in the manner and on the terms and conditions hereinafter set forth; and

     WHEREAS, the KI Shares, the Keating Shares, the LC Shares, the Laurus Shares and the GFI Shares are referred to herein collectively as the "Shares;" and

     WHEREAS, the Shares represent 89.16% of the outstanding shares of the Company's Common Stock; and

     WHEREAS, Keating Investments is willing to provide the indemnification under Section 5.7 hereof; and

     WHEREAS, in connection with the Purchaser's purchase of the Shares, the parties hereto desire to establish certain rights and obligations by and among themselves.

                                   AGREEMENTS

     NOW, THEREFORE, in consideration of these premises, the mutual covenants and agreements herein contained and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

                             SECTION I  DEFINITIONS.

     The following terms when used in this Agreement have the following respective meanings:

     "1933 Act" means the Securities Act of 1933, as amended.

     "1934 Act" means the Securities Exchange Act of 1934, as amended.

     "Affiliate" means with respect to any Person, any (i) officer, director, partner or holder of more than 10% of the outstanding shares or equity interests of such Person, (ii) any relative of such Person, or (iii) any other Person which directly or indirectly controls, is controlled by, or is under common control with such Person. A Person will be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of the "Controlled" Person, whether through ownership of voting securities, by contract, or otherwise.

     "Acquisition Proposal" means any offer or proposal for, or indication of interest in, any acquisition of all or a portion of the Shares or any other assets or securities of the Company, whether by way of a purchase, merger, consolidation or other business combination.

     "Business Day" means a day other than Saturday, Sunday or statutory holiday in the State of New York and in the event that any action to be taken hereunder falls on a day which is not a Business Day, then such action shall be taken on the next succeeding Business Day.

     "Bylaws" mean the Bylaws of the Company.

     "Certificate of Incorporation" means the Certificate of Incorporation of the Company, as amended, and as on file with the Secretary of State of the State of Delaware on the date of this Agreement.

     "Closing Date" has the meaning set forth in Section 3.1 hereof.

     "Closing" has the meaning set forth in Section 3.1 hereof.

     "Common Stock" has the meaning set forth in the recitals hereto.

     "Company" has the meaning set forth in the recitals hereto.

     "Company Closing Obligations" shall have the meaning as used in Section 4.2(j) hereof.

     "Corporate Records" shall have the meaning as used in Section 4.2(n) hereof.

     "Encumbrances" shall have the meaning as used in Section 4.1(b) hereof.

     "End Date" has the meaning set forth in Section 7.1(b)(i) hereof.

     "Fully-Diluted Basis" shall mean the aggregate of all shares of outstanding Common Stock, all shares of outstanding Preferred Stock on an as-converted basis, all outstanding options on an as-exercised basis, and all convertible securities or other conversion rights on an as-converted basis.

     "GAAP" means generally accepted accounting principles in the United States.

     "GFI Shares" has the meaning set forth in the recitals hereto.

     "Governmental Authority" means the United States, any state or municipality, the government of any foreign country, any subdivision of any of the foregoing, or any authority, department, commission, board, bureau, agency, court, or instrumentality of any of the foregoing.

     "Indemnification" shall have the meaning as used in Section 5.7 hereof.

     "Information Statement" means the information statement regarding a change in the majority of directors of the Company pursuant to Rule 14f-1 as promulgated under the 1934 Act, together with any amendments or supplements thereof.

     "Keating Shares" has the meaning set forth in the recitals hereto.

     "KI Shares" has the meaning set forth in the recitals hereto.

     "Knowledge" means the actual knowledge of such Person or its Affiliates.

     "Laurus Shares" has the meaning set forth in the recitals hereto.

     "LC Shares" has the meaning set forth in the recitals hereto.

     "Lien" means any mortgage, lien, pledge, security interest, easement, conditional sale or other title retention agreement, or other encumbrance of any kind.

     "Material Adverse Effect" means a change or effect in the condition (financial or otherwise), properties, assets, liabilities, rights or business of the Company which change or effect, individually or in the aggregate, could reasonably be expected to be materially adverse to such condition, properties, assets, liabilities, rights, operations or business.

     "Material Changes" shall have the meaning as used in Section 4.2(g) hereof.

     "Minute Books" shall have the meaning as used in Section 4.2(n) hereof.

     "OTCBB" has the meaning set forth in Section 4.2(m) hereof.

     "Person" means an individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, or Governmental Authority.

     "Purchase Price" shall have the meaning as used in Section 2.1 hereof.

     "Returns" shall have the meaning as used in Section 4.2(l) hereof.

     "SEC" means the Securities and Exchange Commission.

     "SEC Filings" means the Company's annual report, quarterly report and other publicly-available filings made by the Company with the SEC under Section 13 or
Section 15(d) of the 1934 Act.

     "Shares" shall have the meaning set forth in the recitals hereto.

     "Stockholders" mean the record holders of shares of the Company's Common Stock.

     "Tax" or "Taxes" means any and all federal, state, local and foreign taxes, including, without limitation, gross receipts, income, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, assessments, governmental charges and duties together with all interest, penalties and additions imposed with respect to any such amounts and any obligations under any agreements or arrangements with any other person with respect to any such amounts and including any liability of a predecessor entity for any such amounts.


                  SECTION II  PURCHASE AND SALE OF COMMON STOCK.

     2.1 Purchase of Common Stock. At the Closing, based upon the representations, warranties, covenants and agreements of the parties set forth in this Agreement: (i) the Purchaser shall acquire from KI, and KI shall sell to the Purchaser, the KI Shares; (ii) the Purchaser shall acquire from Keating, and Keating shall sell to the Purchaser, the Keating Shares; (iii) the Purchaser shall acquire from LC, and LC shall sell to the Purchaser, the LC Shares; (iv) the Purchaser shall acquire from Laurus, and Laurus shall sell to the Purchaser, the Laurus Shares; and (v) the Purchaser shall acquire from GFI, and GFI shall sell to the Purchaser, the GFI Shares, all for an aggregate purchase price of Two Hundred Ten Thousand One Hundred Twenty-Nine U.S. Dollars and Fifty-One U.S. Cents (US$210,129.51) ("Purchase Price"). The Purchase Price per Share is approximately $0.05441.




     2.2 Payment for Common Stock. At the Closing Date, the Purchaser shall pay the Purchase Price to the Sellers for their respective Shares as follows:


             KI                         US$  96,169.49

             Keating                    US$   5,271.57

             LC                         US$  43,565.03

             Laurus                     US$  60,299.45

             GFI                        US$   4,823.97
                                        --------------

             Total                      US$ 210,129.51
                                        --------------
                                        --------------


     2.3 Payment of Certain Company Obligations. As further consideration for the purchase of the Shares under this Agreement, the Purchaser agrees to assume, and at Closing shall pay, certain obligations of the Company in an aggregate amount of $30,000 ("Assumed Obligations"), as more specifically set forth on
Schedule 4.2(j) hereto.

     2.4 Manner of Payment. At least one (1) business day prior the Closing, the Purchaser shall deposit by wire transfer of immediately available funds in the Escrow Account (as defined in Section 5.14) an amount equal to the sum of the Purchase Price and the Assumed Obligations, less the amount of the Deposit (as defined in Section 5.14). On the Closing Date, pursuant to the joint written instructions of the parties hereto, the Escrow Agent (as defined under Section
5.14 hereof)  shall  disburse the Purchase  Price to the Sellers as set forth in
Section 2.2 hereof by wire transfer of immediately available funds to the accounts designated by the Sellers. On the Closing Date, pursuant to the joint written instructions of the parties hereto, the Escrow Agent shall disburse the Assumed Obligations to the designated payees by wire transfer of immediately available funds to the accounts designated by the payees.


                            SECTION III  THE CLOSING.

     3.1 Closing. The closing of the sale of the Shares pursuant to Section 2.1 hereof and certain of the other transactions contemplated hereby (the "Closing") shall take place at the offices of the Purchaser's counsel located at 15260 Ventura Boulevard 20th Floor, Sherman Oaks, CA 91403 on the next Business Day (or such later date as the parties hereto may agree) following the satisfaction or waiver of the conditions set forth in Section VI hereof (the "Closing Date"), or at such other time or place as the parties mutually agree.

     3.2 Deliveries by the Sellers. At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser the following items (in addition to any other items required to be delivered to the Purchaser pursuant to any other provision of this Agreement):

          (a) original certificates representing the Shares being sold by the Sellers to the Purchaser pursuant to Section 2.1 hereof, duly recorded on the books of the Company, along with stock powers for such certificates executed in blank;

          (b) a full and complete release by each Seller of the Company from any and all liabilities, claims and obligations, arising prior to the Closing, that such Seller may have against the Company, in a form reasonably acceptable to the Purchaser, provided, however, that Keating shall retain any statutory or other rights to indemnification provided to him as a result of his service as an officer and director of the Company;

          (c) a full and complete release, executed by both KIG Investors I, LLC ("KIG") and GFI, of the Company's obligations under that certain Agreement, dated as of September 13, 2007, by and between Garisch, KIG and the Company ("GFI Consulting Agreement");

          (d) the termination of that certain Agreement, dated as of October 1, 2007, by and between Vero Management, L.L.C. ("Vero") and the Company duly executed by Vero, which shall provide for a full and complete release of any of the Company liabilities and obligations thereunder;

          (e) the termination and waiver of Laurus' right to consent to any future issuance of the Company's securities pursuant to Section 3 (second paragraph) of that certain Settlement and Release Agreement, dated as of August 22, 2007, by and between Laurus and the Company, duly executed by Laurus;

          (f) with respect to any Seller that is organized as a corporation or limited liability company (other than Laurus), the minutes of a meeting of the board of directors or managers of such Seller, as the case may be, or a written consent or action in lieu thereof, authorizing such Seller's entrance into this Agreement and the transfer of such Seller's Shares to the Purchaser as contemplated herein; and

          (g) with respect to Laurus, the written approval of the liquidation of Laurus authorizing the entrance into this Agreement by Laurus Capital Management, LLC on behalf of Laurus and the transfer of the Laurus Shares to the Purchaser as contemplated herein.


     3.3 Deliveries by Primary Sellers. At the Closing, the Primary Sellers shall deliver or cause to be delivered to the Purchaser the following items (in addition to any other items required to be delivered to the Purchaser pursuant to any other provision of this Agreement):

          (a) resignation of Keating from his position as sole director and sole officer of the Company;

          (b) duly executed corporate actions accepting the resignation pursuant to Section 3.3(a), appointing Eric Stoppenhagen as the sole director of the Company and as the President, Chief Financial Officer and Secretary of the Company;

          (c) all records and documents relating to the Company, wherever located, including, but not limited to, all books, records, government filings, Tax Returns, consent decrees, orders, and correspondence, financial information and records, electronic files containing any financial information and records, and other documents used in or associated with the Company, to the extent such records and documents have not been previously delivered to the Purchaser; and

          (d) a joint instruction letter signed by the Primary Sellers and addressed to the Escrow Agent directing, at the Closing, the disbursement of the Purchase Price from the Escrow Account to the Sellers and the payment of the Assumed Obligations from the Escrow Account to the designated payees.

     3.4 Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver or cause to be delivered to the Sellers (in addition to any other items required to be delivered to the Sellers pursuant to any other provision of this Agreement):

          (a) a release by the Company of the Sellers from any and all liabilities, claims and obligations arising prior to the Closing that the Company may have against the Sellers (the "Company Release"); provided, however, that the Company Release in favor of KI shall not cover any claims for which the Purchaser or Company may be indemnified hereunder;

          (b) the minutes of a meeting of the Board of Directors of the Purchaser, or a written consent in lieu thereof, authorizing the Purchaser's entrance into this Agreement and the purchase of the Shares from the Sellers as contemplated herein; and

          (c) a joint instruction letter signed by the Purchaser and addressed to the Escrow Agent directing, at the Closing, the disbursement of the Purchase Price from the Escrow Account to the Sellers and the payment of the Assumed Obligations from the Escrow Account to the designated payees.


                   SECTION IV  REPRESENTATIONS AND WARRANTIES.

     4.1 Representations and Warranties of the Sellers. Each Seller, severally, and not jointly with any other Seller, represents and warrants to the Purchaser, only with respect to the Shares owned by such Seller, that:

          (a) Capacity of the Seller; Authorization; Execution of Agreements. Each Seller has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. With respect to any Seller that is organized as a limited liability company or corporation, the execution and delivery of this Agreement by such Seller, and the performance by such Seller of the transactions and obligations contemplated hereby, including, without limitation, the sale of their respective Shares to the Purchaser hereunder, have been duly authorized by all requisite action of such Seller. This Agreement constitutes a valid and legally binding agreement of each Seller, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors' rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy. Except as set forth in Section 3.2(d) hereof, no corporate proceedings or other action on the part of any
Seller that is organized as a limited liability company or corporation (including the approval of such Seller's board of directors, managers, shareholders or members) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

          (b) Title to Shares. KI is the sole record and beneficial owner of the KI Shares and has sole managerial and dispositive authority with respect to the KI Shares. Keating is the sole record and beneficial owner of the Keating Shares and has sole managerial and dispositive authority with respect to the Keating Shares. LC is the sole record and beneficial owner of the LC Shares and has sole managerial and dispositive authority with respect to the LC Shares. Laurus is the sole record and beneficial owner of the Laurus Shares and has sole managerial and dispositive authority with respect to the Laurus Shares. GFI is the sole record and beneficial owner of the GFI Shares and has sole managerial and dispositive authority with respect to the GFI Shares. No Seller has granted any person a proxy with respect to the Shares owned by such Seller that has not expired or been validly withdrawn. The sale and delivery by the Sellers of the Shares to the Purchaser pursuant to this Agreement will vest in the Purchaser legal and valid title to the Shares, free and clear of all Liens, security interests, adverse claims or other encumbrances of any character whatsoever, other than encumbrances created by the Purchaser and restrictions on the resale of the Shares under applicable securities laws ("Encumbrances").

          (c) Brokers, Finders, and Agents. No Seller is, directly or indirectly, obligated to anyone acting as broker, finder or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Sellers or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers' or finders' fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Sellers.

          (d) Disclosure. Each Seller acknowledges and agrees that the Purchaser does not make and has not made (i) any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 4.3, or (ii) any statement, commitment or promise to the Sellers or any of their representatives which is or was an inducement to the Sellers to enter into this Agreement, other than as set forth in this Agreement.

     4.2 Representations and Warranties of the Primary Sellers. Subject to the limitations and qualifications contained in Section 4.2(p) hereof, the Primary Sellers jointly and severally represent and warrant to the Purchaser, with respect to the Company, that:

          (a) Organization and Standing. The Company is duly incorporated and validly existing under the laws of the State of Delaware, and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted. The Company does not own any equity interest, directly or indirectly, in any other Person or business enterprise. The Company is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify could reasonably be expected to have a Material Adverse Effect upon its assets, properties, financial condition, results of operations or business. The Company has no subsidiaries. Except as set forth in Section 3.3(b) hereof, no corporate proceedings on the part of the Company (including the approval of the Company's Board of Directors or shareholders) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

          (b) Capitalization. At the date of this Agreement, the authorized capital stock of the Company consists of (i) 200,000,000 shares of Common Stock, of which 4,331,131 shares are issued and outstanding, and (ii) 10,000,000 shares of preferred stock, par value of $0.0001 per share ("Preferred Stock"), of which no shares are issued and outstanding. The Company has no other class or series of equity securities authorized, issued, reserved for issuance or outstanding. There are (x) no outstanding options, offers, warrants, conversion rights, contracts or other rights to subscribe for or to purchase from the Company, or agreements obligating the Company to issue, transfer, or sell (whether formal or informal, written or oral, firm or contingent), shares of capital stock or other securities of the Company (whether debt, equity, or a combination thereof) or obligating the Company to grant, extend, or enter into any such agreement and
(y) no agreements or other understandings (whether formal or informal, written or oral, firm or contingent) which require or may require the Company to repurchase any of its Common Stock. There are no preemptive or similar rights granted by the Company with respect to the Company's capital stock. There are no anti-dilution or price adjustment provisions contained in any security issued by the Company. Except as set forth on Schedule 4.2(b) hereto, the Company is not a party to, and, to the Knowledge of the Primary Sellers, without inquiry, no Stockholder is a party to, any registration rights agreements, voting agreements, voting trusts, proxies or any other agreements, instruments or understandings with respect to the voting of any shares of the capital stock of the Company, or any agreement with respect to the transferability, purchase or redemption of any shares of the capital stock of the Company. The sale of the Shares to the Purchaser does not obligate the Company to issue any shares of capital stock or other securities to any Person (other than the Purchaser) and will not result in a right of any holder of Company securities, by agreement with the Company, to adjust the exercise, conversion, exchange or reset price under such securities. The outstanding Common Stock is all duly and validly authorized and issued, fully paid and nonassessable. The Primary Sellers will cause the Company not to issue, or resolve or agree to issue, any securities to any party, other than the Purchaser, prior to the Closing. The Shares represent 89.16% of the outstanding Common Stock of the Company, on a Fully-Diluted Basis.

          (c) Status of Shares. The Shares (i) have been duly authorized, validly issued, fully paid and are nonassessable, and will be such at the Closing, (ii) were issued in compliance with all applicable United States federal and state securities laws, and will be in compliance with such laws at the Closing, (iii) subject to restrictions under this Agreement, and applicable United States federal and state securities laws, have the rights and preferences set forth in the Certificate of Incorporation, as amended, and will have such rights and preferences at the Closing, and (iv) are free and clear of all Encumbrances and will be free and clear of all Encumbrances at the Closing (other than Encumbrances created by the Seller or Purchaser and restrictions on the resale of the Shares under applicable securities laws).

          (d) Conflicts; Defaults. The execution and delivery of this Agreement by the Sellers and the performance by the Sellers of the transactions and obligations contemplated hereby and thereby to be performed by it do not (i) violate, conflict with, or constitute a default under any of the terms or provisions of, the Certificate of Incorporation, as amended, the Bylaws, or any provisions of, or result in the acceleration of any obligation under, any contract, note, debt instrument, security agreement or other instrument to which the Company is a party or by which the Company, or any of the Company's assets, is bound; (ii) result in the creation or imposition of any Encumbrances or claims upon the Company's assets or upon any of the shares of capital stock of the Company; (iii) constitute a violation of any law, statute, judgment, decree, order, rule, or regulation of a Governmental Authority applicable to the Company; or (iv) constitute an event which, after notice or lapse of time or both, would result in any of the foregoing.

          (e) Securities Laws. The Company has complied in all material respects with applicable federal securities laws, rules and regulations, including the Sarbanes-Oxley Act of 2002, as amended, as such laws, rules and regulations apply to the Company and its securities. All shares of capital stock of the Company have been issued in accordance with applicable federal securities laws, rules and regulations. There are no stop orders in effect with respect to any securities of the Company that have been communicated to the Company's transfer agent.

          (f) SEC Filings. The SEC Filings, when filed, complied in all material respects with the requirements of Section 13 or Section 15(d) of the 1934 Act, as such sections were applicable as of the dates when filed, and did not, as of the dates when filed, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The financial statements of the Company included in the SEC Filings complied in all material respects with the rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements were prepared in accordance with GAAP applied on a consistent basis during the periods covered by such financial statements, except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company as of and for the dates thereof and for the periods indicated, and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. All material agreements to which the Company is a party or to which the property or assets of the Company are subject and which are required to be disclosed pursuant to the 1934 Act are included as part of or specifically identified in the SEC Filings.

          (g) Material Changes. Since the date of the latest audited financial statements included within the SEC Filings, except as specifically disclosed in the SEC Filings, (i) there has been no event that could result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of the business of a shell corporation consistent with past practice, and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP as required to be disclosed in filings made with the SEC, (iii) the Company has not altered its method of accounting or the identity of its auditors, except as disclosed in its SEC Filings, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities ("Material Changes").

          (h) Absence of Litigation. There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or threatened in writing against or affecting the Company.

          (i) Brokers, Finders, and Agents. The Company is not, directly or indirectly, obligated to anyone acting as broker, finder or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Sellers or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers' or finders' fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Company. Notwithstanding the foregoing, the Assumed Obligations to be paid by the Purchaser at Closing (as specifically set forth on Schedule 4.2(j) hereof) are payable to certain payees that have provided consulting services to the Company in connection with the transactions contemplated hereunder.

          (j) Absence of Businesses and Liabilities. The Company is not engaged in any business and is currently a "shell company" as defined under SEC rules. The Company has no liabilities or obligations of any kind or nature, except as set forth on: (i) Schedule 4.2(j) hereto, as may be updated and supplemented by the Primary Sellers at any time prior to the Closing ("Company Closing Obligations"), and (ii) the other schedules to this Agreement. As of the date of this Agreement, the Company's only assets consist of cash and cash equivalents and, at Closing, the Company shall have no assets.

          (k) No Agreements. Except as set forth on Schedule 4.2(k) hereto, the Company is not a party to any agreement, commitment or instrument, whether oral or written, which imposes any obligations or liabilities on the Company after the Closing.

          (l) Taxes.

               (i) The Company has timely filed all federal, state, local and foreign returns, estimates, information statements and reports relating to Taxes ("Returns") required to be filed by the Company with any Tax authority prior to the date hereof, except such Returns which are not material to the Company. All such Returns are true, correct and complete and the Company has no basis to believe that any audit of the Returns would cause a Material Adverse Effect upon the Company or its financial condition. The Company has paid all Taxes shown to be due on such Returns.

               (ii) All Taxes that the Company is required by law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper governmental authorities to the extent due and payable.

               (iii) The Company has no material Tax deficiency outstanding, proposed or assessed against the Company, and the Company has not executed any unexpired waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

               (iv) No audit or other examination of any Returns of the Company by any Tax authority is known by the Company to be presently in progress, nor has the Company been notified of any request for such an audit or other examination.

               (v) No adjustment relating to any Returns filed by the Company has been proposed in writing, formally or informally, by any Tax authority to the Company or any representative thereof.

               (vi) The Company has no liability for any Taxes for its current fiscal year, whether or not such Taxes are currently due and payable.

          (m) OTC Bulletin Board Quotation. The Common Stock is quoted on the Over-the-Counter Bulletin Board (the "OTCBB"). There is no known action or known proceeding pending or threatened in writing against the Company by the Nasdaq or the Financial Industry Regulatory Authority with respect to any intention by such entities to prohibit or terminate the quotation of the Common Stock on the OTCBB.

          (n) Corporate Records. All records and documents relating to the Company known to the Primary Sellers, including, but not limited to, the books, shareholder lists, government filings, Tax Returns, consent decrees, orders, and correspondence, financial information and records (including any electronic files containing any financial information and records), and other documents used in or associated with the Company (the "Corporate Records") are true, complete and accurate in all material respects. The minute books of the Company known to the Primary Sellers contain true, complete and accurate records of all meetings and consents in lieu of meetings of the Board of Directors of the Company (and any committees thereof), similar governing bodies and shareholders (the "Minute Books"). Copies of such Corporate Records of the Company and the Minute Books currently in the possession of the Company, have been heretofore delivered to the Purchaser; the original Corporate Records and Minute Books, to the extent such original Corporate Records and Minute Books exist, will be delivered to the Purchaser at Closing pursuant to Section 3.3(c).

          (o) Disclosure. Each Primary Seller acknowledges and agrees that the representations and warranties by such Primary Seller in this Section 4.2 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made.

          (p) Knowledge Qualification. All representations and warranties by the Primary Sellers contained in this Section 4.2 are hereby qualified and limited by, and are hereby made subject to, the Knowledge of the Primary Sellers to the extent such representations and warranties cover or relate to liabilities, obligations, claims, losses, expenses, damages, actions, liens and deficiencies of the Company or its Affiliates due to or arising out of actions or inactions of the Company or its Affiliates taken prior to August 23, 2007; provided, however, the Primary Sellers had used commercially reasonable efforts in obtaining such Knowledge.

     4.3 Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to the Sellers that:

          (a) Organization and Standing. The Purchaser is duly incorporated and validly existing under the laws of the State of California, and has all requisite corporate power and authority to own or lease its properties and assets and to conduct its business as it is presently being conducted. The Purchaser is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify could reasonably be expected to have a Material Adverse Effect upon its assets, properties, financial condition, results of operations or business. Except as set forth in Section 3.4(c) hereof, no corporate proceedings on the part of the Purchaser (including the approval of the Purchaser's Board of Directors or shareholders) are necessary to authorize this Agreement or to consummate the transactions contemplated hereby.

          (b) Capacity of the Purchaser; Authorization; Execution of Agreements. The Purchaser has all requisite power, authority and capacity to enter into this Agreement and to perform the transactions and obligations to be performed by it hereunder. The execution and delivery of this Agreement by the Purchaser, and the performance by the Purchaser of the transactions and obligations contemplated hereby, including, without limitation, the purchase of the Shares from the Sellers hereunder, have been duly authorized by all requisite corporate action of the Purchaser. This Agreement constitutes a valid and legally binding agreement of the Purchaser, enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws of the United States (both state and federal), affecting the enforcement of creditors' rights or remedies in general from time to time in effect and the exercise by courts of equity powers or their application of principles of public policy.

          (c) Investment Intent. The Shares being purchased hereunder by the Purchaser are being purchased for its own account and are not being purchased with the view to, or for resale in connection with, any distribution or public offering thereof within the meaning of the 1933 Act. The Purchaser understands that such Shares have not been registered under the 1933 Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the 1933 Act pursuant to Section 4(2) thereof, the provisions of Rule 506 of Regulation D promulgated thereunder, and/or such other available exemption from registration, and under the securities laws of applicable states and agrees to deliver to the Sellers, if requested by the Sellers, an investment letter in customary form. The Purchaser further understands that the certificates representing such Shares shall bear a legend substantially similar to the following and agrees that it will hold such Shares subject thereto:

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. NEITHER THIS SECURITY NOR ANY PORTION HEREOF OR INTEREST HEREIN MAY BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THE SAME IS REGISTERED UNDER SAID ACTS AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE COMPANY SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE COMPANY (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY).

          (d) Accredited Investor. The Purchaser, and each of the stockholders of the Purchaser, is an "accredited investor" as defined in Rule 501(a) of Regulation D promulgated under the 1933 Act.

          (e) Suitability and Sophistication. The Purchaser, and each of the stockholders of the Purchaser, has (i) such knowledge and experience in financial and business matters that it is capable of independently evaluating the risks and merits of purchasing the Shares it is purchasing; (ii) independently evaluated the risks and merits of purchasing such Shares and has independently determined that the Shares are a suitable investment for it; and
(iii) sufficient financial resources to bear the loss of its entire investment in such Shares. The Purchaser has had an opportunity to review the SEC Filings of the Company.

          (f) Brokers,  Finders,  and Agents.  The Purchaser is not, directly or indirectly, obligated to anyone acting as broker, finder, or in any other similar capacity in connection with this Agreement or the transactions contemplated hereby. No Person has or, immediately following the consummation of the transactions contemplated by this Agreement, will have, any right, interest or valid claim against the Company, the Sellers or the Purchaser for any commission, fee or other compensation as a finder or broker in connection with the transactions contemplated by this Agreement, nor are there any brokers' or finders' fees or any payments or promises of payment of similar nature, however characterized, that have been paid or that are or may become payable in connection with the transactions contemplated by this Agreement, as a result of any agreement or arrangement made by the Purchaser.

          (g) Disclosure. The Purchaser acknowledges and agrees that the representations and warranties by the Purchaser in this Section 4.3 are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading, under the circumstance under which they were made. The Purchaser acknowledges and agrees that the Sellers do not make and have not made (i) any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Sections 4.1 and 4.2, or (ii) any statement, commitment or promise to the Purchaser or any of its representatives which is or was an inducement to the Purchaser to enter into this Agreement, other than as set forth in this Agreement.

     4.4 Rule 144. The Purchaser acknowledges that the Shares it will be purchasing must be held indefinitely unless subsequently registered under the 1933 Act or unless an exemption from such registration is available. The Purchaser is aware of the provisions of Rule 144 promulgated under the 1933 Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, the availability of certain current public information about the Company, the resale occurring not less than six months after a party has purchased and paid for the security to be sold, the sale being effected through a "broker's transaction" or in transactions directly with a "market maker" and the number of shares being sold during any three-month period not exceeding specified limitations. The Purchaser further acknowledges and agrees that: (i) the Company is currently a "shell company" as defined under SEC rules, (ii) the Shares being acquired by the Purchaser were originally issued by the Company to the Sellers when the Company was a "shell company," and (iii) the resale of the Shares are subject to the satisfaction of additional conditions and requirements under Rule 144(i)(2) applicable to the shares of "shell companies" and "former shell companies."


                       SECTION V  COVENANTS OF THE PARTIES.

     5.1 Commercially Reasonable Efforts. Subject to the terms and conditions hereof, each party shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement as promptly as practicable after the date hereof, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary SEC filings and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Person and/or any Governmental Authority in order to consummate any of the transactions contemplated by this Agreement, (ii) executing and delivering such other documents, instruments and agreements as any party hereto shall reasonably request, and (iii) taking all reasonable steps as may be necessary to obtain all such material consents, waivers, licenses, orders, registrations, approvals, permits and authorizations. Notwithstanding the foregoing, in no event shall any party have any obligation, in order to consummate the transactions contemplated hereby, to: (i) take any action(s) that would result in Material Adverse Changes in the benefits to the Sellers on the one hand or to the Purchaser on the other of this Agreement, or (ii) dispose of any material assets or make any material change in its business other than as contemplated by this Agreement, or (iii) expend any material amount of funds or otherwise incur any material burden other than those contemplated by this Agreement.

     5.2  Certain Filings; Cooperation in Receipt of Consents.

          (a) The Primary Sellers and the Purchaser shall reasonably cooperate with one another in (i) determining whether any other action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated hereby, and (ii) taking or seeking any such other actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith. Each party shall permit the other party to review any communication given by it to, and shall consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences, in each case in connection with the transactions contemplated hereby.

          (b) The Primary Sellers shall use their commercially reasonable efforts to cause the Company to timely file all reports required to be filed by it pursuant to Section 13 of the 1934 Act and all other documents required to be filed by it with the SEC under the 1933 Act or the 1934 Act from the date of this Agreement to the Closing; provided, however, that the Purchaser shall cause the Company to file the Post-Closing 8-K as set forth in Section 5.10 hereof.

     5.3 Public Announcements. The parties shall consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable law, shall not issue any such press release or make any such public statement prior to such consultation.

     5.4  Access to Information; Notification of Certain Matters.

          (a) From the date hereof to the Closing and subject to applicable law, the Primary Sellers shall (i) give to the Purchaser or its counsel reasonable access to the books and records of the Company, and (ii) furnish or make available to the Purchaser and its counsel such financial and operating data and other information about the Company as such Persons may reasonably request.

          (b) Each party hereto shall give notice to each other party hereto, as promptly as practicable after the event giving rise to the requirement of such notice, of:

               (i) any communication received by such party from, or given by such party to, any Governmental Authority in connection with any of the transactions contemplated hereby;

               (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

               (iii) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Affiliates that, if pending on the date of this Agreement, would have been required to have been disclosed, or that relate to the consummation of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.4(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

     5.5 Board of Directors and Officers. The Primary Sellers shall cause the Company to appoint Eric Stoppenhagen as the sole director of the Company and as the President, Chief Financial Officer and Secretary of the Company at the Closing and obtain any necessary resignations from the Company's current directors and officers effective as of the Closing.

     5.6 Interim Operations of the Company. During the period from the date of this Agreement to the Closing, the Primary Sellers shall cause the Company to conduct its business only in the ordinary course of business consistent with past practice, except to the extent otherwise necessary to comply with the provisions hereof and with applicable laws and regulations. Additionally, during the period from the date of this Agreement to the Closing, except as required hereby in connection with this Agreement, the Primary Sellers shall not permit the Company to do any of the following without the prior consent of the
Purchaser: (i) amend or otherwise change its Certificate of Incorporation or Bylaws, (ii) issue, sell or authorize for issuance or sale (including, but not limited to, by way of stock split or dividend), shares of any class of its securities or enter into any agreements or commitments of any character obligating it to issue such securities, other than in connection with the exercise of outstanding warrants or outstanding stock options granted to directors,  officers  or  employees  of the  Company  prior  to the date of this
Agreement; (iii) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) with respect to its common stock, (iv) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, (v) enter into any material contract or agreement or material transaction or make any material capital expenditure other than those relating to the transactions contemplated by this Agreement, (vi) create, incur, assume, maintain or permit to exist any indebtedness except as otherwise incurred in the ordinary course of business, consistent with past practice, or except for the Company Closing Obligations, (vii) pay, discharge or satisfy claims or liabilities (absolute, accrued, contingent or otherwise) other than in the ordinary course of business consistent with past practice, or except for the Company Closing Obligations, (viii) cancel any material debts or waive any material claims or rights, (ix) make any loans, advances or capital contributions to, or investments in financial instruments of any Person, (x) assume, guarantee, endorse or otherwise become responsible for the liabilities or other commitments of any other Person, (xi) alter in any material way the manner of keeping the books, accounts or records of the Company or the accounting practices therein reflected other than alterations or changes required by GAAP or applicable law, (xii) enter into any indemnification, contribution or similar contract pursuant to which the Company may be required to indemnify any other Person or make contributions to any other Person, (xiii) amend or terminate any existing contracts in any manner that would result in any material liability to the Company for or on account of such amendment or termination, or (xiv) change any existing or adopt any new tax accounting principle, method of accounting or tax election except as provided herein or agreed to in writing by the Purchaser.

     5.7 Indemnification. KI hereby agrees to indemnify and hold harmless the Purchaser and the Company (the "Indemnified Parties") from and against any and all liabilities, obligations, claims, losses, expenses, damages, actions, liens and deficiencies (including reasonable attorneys' fees) which exist, or which may be imposed on, incurred by or asserted against the Indemnified Parties due to or arising out of any breach or inaccuracy of any representation or warranty of any Primary Seller under Section 4.2 hereof, or any covenant, agreement or obligation of any Primary Seller hereunder or in any other certificate, instrument or document contemplated hereby or thereby ("Damages"), for a period of six (6) months from the Closing Date (the "Indemnification," and the period herein is referred to as the "Indemnification Period"). KI shall not be obligated to pay to the Indemnified Parties any amounts for Indemnification for Damages in excess of US$50,000 ("Cap"). KI shall not be obligated to make any payment for Indemnification in respect of any claims for Damages that are made by the Indemnified Parties after the expiration of the Indemnification Period; provided, however, that the obligations of KI under the Indemnification shall remain in full force and effect, subject to the Cap, in respect of any claims for Damages which are made prior to, and remain pending at, the expiration of the Indemnification Period. In addition, KI covenants that it shall have no liquidation, dissolution, winding up or any other similar action of itself within the Indemnification Period. For the abundance of clarity, Lionsridge, Keating, Laurus and GFI are not responsible for any indemnification to the Indemnified Parties for any Damages. The indemnification provided by this
Section 5.7 shall be the sole remedy of the Indemnified Parties for any Damages; provided, however, that no remedies of the Indemnified Parties for any breach by any of the Sellers of the representations and warranties contained in Section
4.1 shall be limited in any way by this Section 5.7.

     5.8 Information Statement. The Primary Sellers shall cause the Company to file the Information Statement with the SEC, and to mail the Information

Statement to its Stockholders, within two (2) Business Days after the execution and delivery of this Agreement by the parties. The Information Statement shall be prepared by the Company, and prior to filing with the SEC, shall be subject to the Purchaser's review and comment.

     5.9 Stockholder Filings. The Purchaser and the Primary Sellers shall, at their own cost and expense, make any stockholder filings with the SEC to the extent, and in the time period, required by SEC rules as a result of the transactions contemplated by this Agreement.

     5.10 Post-Closing 8-K. Following the Closing, the Purchaser shall, at its own cost and expense, cause the Company to timely file a Current Report on Form 8-K with the SEC disclosing the change of control of the Company and the purchase of the Shares contemplated hereunder and any other information required in connection therewith ("Post-Closing 8-K").

     5.11 Assignment of Registration Rights. Effective as of the Closing, each of the Sellers hereby assigns and transfers to the Purchaser all of its rights under those certain Registration Rights Agreements to which each Seller is party as listed on Schedule 4.2(b), with respect to the Shares being sold to the Purchaser hereunder, and the Purchaser hereby accepts such assignment. The Purchaser shall become, and is hereby made, a party to each such Registration Rights Agreement as a Holder (as such term is defined in the Registration Rights Agreement) and shall, and hereby agrees to, be bound by all of the terms and conditions set forth in the Registration Rights Agreement applicable to it as a Holder, with respect to the Shares being acquired by it hereunder.

     5.12  Interim Actions of the Parties.

          (a) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Section VII hereof, neither the Sellers nor any of their respective Affiliates shall, directly or indirectly (i) take any action to solicit or initiate any Acquisition Proposal, or (ii) continue, initiate or engage in negotiations concerning any Acquisition Proposal with, or disclose any non-public information relating to the Company, or afford access to the properties, books or records of the Company to, any corporation, partnership, person or other entity (except the Purchaser and its Affiliates) that may be considering or has made an Acquisition Proposal.

          (b) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Section VII hereof, neither the Purchaser nor any of its Affiliates shall, directly or indirectly, take any action to solicit or pursue new offers or continue negotiations with or from any person other than the Primary Sellers concerning the acquisition of a controlling interest in a public shell company.

          (c) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Section VII hereof, neither the Sellers, the Purchaser, nor any of their respective Affiliates shall engage directly or indirectly in any transaction involving any of the securities of the Company other than as contemplated by this Agreement.

     5.13 Payment of Liabilities. Prior to or at the Closing, KI shall pay, or shall cause the Company to pay, in full each of the Company Closing Obligations, as well as any additional liabilities or obligations incurred by the Company since the date of this Agreement, including any and all liabilities or obligations incurred by the Company in connection with the transactions contemplated by this Agreement; provided, however, that the Assumed Obligations shall be paid by the Purchaser at the Closing pursuant to Section 2.3 hereof.

     5.14 Deposit. The Purchaser and the Primary Sellers acknowledge that $25,000 ("Deposit") was deposited into an escrow account ("Escrow Account") by the Purchaser pursuant to an Escrow Agreement between the Purchaser, the Primary Sellers and Escrow, LLC ("Escrow Agent") dated December 18, 2009. The Deposit shall be disbursed from the Escrow Account and paid: (i) to the Primary Sellers, if the transactions contemplated by this Agreement fail to close due to a material breach of any representation, warranty, covenant, agreement or obligation of the Purchaser hereunder or in any other certificate, instrument or document contemplated hereby or thereby by the Purchaser ("Purchaser's Breach"),
(ii) to the Purchaser, if the transactions contemplated by this Agreement fail to close for any reason other than the Purchaser's Breach, or (iii) to the Sellers as partial payment of the Purchase Price, if the transactions contemplated by this Agreement close. The Deposit shall be held and disbursed pursuant to the terms of the Escrow Agreement and this Agreement, and the Purchase Price shall be held and disbursed pursuant to the terms of the Escrow Agreement, this Agreement and the joint instruction letter delivered by the parties under Sections 3.3(e) and 3.4(d) hereof.


                             SECTION VI  CONDITIONS.

     6.1 Conditions to the Obligations of Each Party. The obligations of the Sellers and the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions:

          (a) No Governmental Authority of competent authority or jurisdiction shall have issued any order, injunction or decree, or taken any other action, that is in effect and restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby; and

          (b) The parties shall have obtained or made all consents, approvals, actions, orders, authorizations, registrations, declarations, announcements and filings contemplated by this Agreement.

     6.2 Conditions to the Obligations of the Sellers. The obligations of the the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following further conditions:

          (a) The Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing;

          (b) The representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and in all material respects at and as of the time of the Closing as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date);

          (c) The Sellers shall have received a certificate signed by the Purchaser to the foregoing effect; and

          (d) The Purchaser shall have delivered to the Primary Sellers written instruments, in forms reasonably satisfactory to the Primary Sellers, evidencing the Purchaser's deposit into the Escrow Account, by wire transfer of immediately available funds at least one (1) business day prior to the Closing, all funds necessary to satisfy the Purchaser's obligations to the Sellers under Section
2.2 hereof and to those  certain  payees  under the  Assumed  Obligations  under
Section 2.3.

     6.3 Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following further conditions:

          (a) The Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them at or prior to the Closing;

          (b) At least ten (10) days have expired since the filing of the Information Statement with the SEC, and any comments received from the SEC during such ten (10) day period have been responded to, or otherwise handled, to the mutual satisfaction of the Primary Sellers and the Purchaser.

          (c) The representations and warranties of each Seller contained in this Agreement shall have been true and correct when made and at and as of the time of the Closing as if made at and as of such time (except to the extent any such representation or warranty expressly speaks as of an earlier date, in which case it shall be true and correct as of such date);

          (d) The Purchaser shall have received a certificate signed by each Seller to the foregoing effect;

          (e) The Shares being sold to the Purchaser hereunder for the Purchase Price shall represent 89.16% of the issued and outstanding shares of the Company's Common Stock on a Fully-Diluted Basis;

          (f) The Primary Sellers shall have delivered to the Purchaser written instruments, in forms reasonably satisfactory to the Purchaser, evidencing the payment of the Company Closing Obligations, subject to the provisions of this Agreement, as well as any additional liabilities or obligations incurred by the Company since the date of this Agreement, including any and all liabilities or obligations incurred by the Company in connection with the transactions contemplated by this Agreement (other than the Assumed Obligations).


                            SECTION VII  TERMINATION.

     7.1 Termination. This Agreement may be terminated at any time prior to the Closing by written notice by the terminating party to the other party (except if such termination is pursuant to Section 7.1(a)):

          (a) by mutual written agreement of the Purchaser and all of the Sellers;

          (b)  by either the Purchaser or by all of the Sellers, if

               (i) the transactions contemplated by this Agreement shall not have been consummated by February 5, 2010 (the "End Date"); provided, however, that this date will be automatically extended by the number of days reasonably needed for the Company, the Purchaser and the Primary Sellers to review and respond to any SEC comment letters sent to the Company in respect of the Information Statement; provided further, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of, or has resulted in, the failure of the transactions to occur on or before the End Date; or

               (ii) a judgment, injunction, order or decree of any Governmental Authority having competent jurisdiction enjoining either a Seller or the Purchaser from consummating the transactions contemplated by this Agreement is entered and such judgment, injunction, judgment or order shall have become final and nonappealable and, prior to such termination, the parties shall have used their respective commercially reasonable efforts to resist, resolve or lift, as applicable, such judgment, injunction, order or decree; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to any party whose breach of any provision of or whose failure to perform any obligation under this Agreement has been the cause of such judgment, injunction, order or decree.

          (c)  by all of the Sellers:

               (i) if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of the Purchaser set forth in this Agreement shall have occurred which would cause the conditions set forth in
Section 6.2(a) not to be satisfied, and any such condition shall be incapable of being satisfied by the End Date or such breach or failure to perform has not been cured within ten days after notice of such breach or failure to perform has been given by the Sellers to the Purchaser.

          (d)  by the Purchaser:

               (i) if a breach of or failure to perform any representation, warranty, covenant or agreement on the part of either of the Sellers set forth in this Agreement shall have occurred which would cause the conditions set forth in Section 6.3 not to be satisfied, and any such condition is incapable of being satisfied by the End Date or such breach or failure to perform has not been cured within ten days after notice of such breach or failure to perform has been given by the Purchaser to the Sellers.

          7.2 Effect of Termination. If this Agreement is terminated pursuant to
Section 7.1, except as set forth in Section 7.3 below, there shall be no liability or obligation on the part of the Purchaser or the Sellers, or any of their respective officers, directors, shareholders, agents or Affiliates, except that the provisions of this Section 7.2, Section 7.3 and Section VIII of this Agreement shall remain in full force and effect and survive any termination of this Agreement and except that, notwithstanding anything to the contrary contained in this Agreement, no parties shall be relieved of or released from any liabilities or damages arising out of its material breach of or material failure to perform its obligations under this Agreement. Upon termination of this Agreement, the Deposit shall be disbursed pursuant to the terms of the Escrow Agreement and Section 15.14 of this Agreement.

          7.3 Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all fees and expenses of any party hereto incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees and expenses.


                           SECTION VIII MISCELLANEOUS.

          8.1 Waivers and Amendments. This Agreement may be amended or modified in whole or in part only by a writing which makes reference to this Agreement executed by all of the parties hereto. The obligations of any party hereunder may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the party claimed to have given the waiver; provided, however, that any waiver by any party of any violation of, breach of, or default under any provision of this Agreement or any other agreement provided for herein shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement or any other agreement provided for herein.

          8.2 Entire Agreement. This Agreement (together with any Schedules and/or any Exhibits hereto) among the Sellers and the Purchaser, the Escrow Agreement and the other agreements and instruments expressly provided for herein, together set forth the entire understanding of the parties hereto and supersede in their entirety all prior contracts, agreements, arrangements, communications, discussions, representations, and warranties, whether oral or written, including the Letter of Intent between the Primary Sellers and the Purchaser dated December 18, 2009, among the parties with respect to the subject matter hereof.

          8.3 Governing Law and Submission to Jurisdiction. This Agreement shall in all respects be governed by and construed in accordance with the internal substantive laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Delaware State or federal court sitting in Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware State or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.



          8.4 Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and be deemed to have been duly given
(a) when personally delivered or sent by facsimile transmission (the receipt of which is confirmed in writing), (b) one Business Day after being sent by a nationally recognized overnight courier service or (c) five Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, to the parties at their respective addresses set forth below.


               If to the Sellers:         Keating Investments, LLC
                                          5251 DTC Parkway, Suite 1000
                                          Greenwood Village, Colorado 80111
                                          Facsimile: (720) 889-0135
                                          Attn: Mr. Timothy Keating, Manager

                                          Mr. Kevin R. Keating
                                          190 Lakeview Way
                                          Vero Beach, Florida 32963
                                          Facsimile: (772) 231-5947

                                          Lionsridge Capital, LLC
                                          2395 Woodglen Drive
                                          Aurora, Illinois 60502
                                          Attn: Frederic M. Schweiger, Manager
                                          Facsimile: (630) 692-0647

                                          Laurus Master Fund, Ltd
                                          335 Madison Avenue, 10th Floor
                                          New York, NY 10017
                                          Attn: David Grin
                                          Facsimile: (212) 541-4434

                                          Garisch Financial, Inc.
                                          2395 Woodglen Drive
                                          Aurora, Illinois 60502
                                          Attn: Frederic M. Schweiger, President
                                          Facsimile: (630) 692-0647

               if to the Purchaser        Woodman Management Corporation
                                          3940 Laurel Canyon Blvd., Suite 327
                                          Studio City, CA 91604
                                          Attn: David Weiner
                                          Facsimile: (818) 474-7589

                                          And

                                          Any party by written notice to the
                                          other may change the address or the
                                          persons to whom notices or copies
                                          thereof shall be directed.


     8.5 Counterparts; Facsimile and Electronic Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. The signature pages hereto in facsimile copy or other electronic means, including e-mail attachment, shall be deemed an original for all purposes.

     8.6 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that the Sellers may not assign or transfer their rights hereunder without the prior written consent of the Purchaser, and the Purchaser may not assign or transfer its rights under this Agreement without the consent of the Sellers.

     8.7 Third Parties. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their successors and assigns any rights or remedies under or by reason of this Agreement.

     8.8 Schedules. The Schedules and Exhibits attached to this Agreement are incorporated herein and shall be part of this Agreement for all purposes.

     8.9  Headings. The headings in this Agreement are solely for convenience of
reference   and  shall  not  be  given  any  effect  in  the   construction   or
interpretation of this Agreement.

      8.10 Interpretation. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

                            [Signature Page Follows]

                   SIGNATURE PAGE TO STOCK PURCHASE AGREEMENT
                                  BY AND AMONG
                          THE SELLERS AND THE PURCHASER

          IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement as of the date first above written.


                                       THE SELLERS:
                                       Keating Investments, LLC,
                                       a Delaware limited liability company


                                       By: /s/ Timothy J. Keating
                                          --------------------------------------
                                           Timothy J. Keating, Manager

                                       Lionsridge Capital, LLC,
                                       an Illinois limited liability company


                                       By: /s/ Frederic M. Schweiger
                                          --------------------------------------
                                           Frederic M. Schweiger, Manager

                                       Garisch Financial, Inc, an
                                       Illinois corporation


                                       By: /s/ Frederic M. Schweiger
                                          --------------------------------------
                                           Frederic M. Schweiger, President

                                       Laurus Master Fund, Ltd., a
                                       Cayman Islands company

                                       By: Laurus Capital Management, LLC


                                       By: /s/ Scott Bluestein
                                          --------------------------------------
                                        Name (print): Scott Bluestein
                                        Title:  Authorized Signatory

                                       /s/ Kevin R. Keating
                                       -----------------------------------------
                                       Kevin R. Keating, Individually

                                       THE PURCHASER:
                                       Woodman Management Corporation a
                                       California corporation


                                       By: /s/ David Weiner
                                          --------------------------------------
                                          David Weiner, President

                                 SCHEDULE 4.2(b)

                                 Capitalization

The Company has the following agreements with respect to its capital stock:

Registration Rights Agreements*
Registration Rights Agreement dated 12th day of September, 2007, by and among Catalyst Lighting Group, Inc. and KIG Investors I, LLC, with said registration rights being assigned to Keating Investments, LLC (1,761,385 shares of common stock) and Lionsridge Capital, LLC (800,630 shares of common stock) under a certain Assignment of Registration Rights Agreement dated as of December 29, 2008.

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Laurus Master Fund, Ltd. (1,083,172 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Feldman Weinstein & Smith, LLP (21,267 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Halliburton Investor Relations (49,819 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Garisch Financial, Inc. (86,654 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Dennis H. Depenbusch (20,000 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Kevin R. Keating (86,654 shares of common stock)

* All shares are post-reverse stock split. The registration rights granted to Keating Investments, LLC, Lionsridge Capital, LLC, Laurus Master Fund, Ltd., Garisch Financial, Inc. and Kevin R. Keating with respect to their respective Shares have been assigned to the Purchaser pursuant to Section 5.11 hereof. The registration rights granted to Feldman Weinstein & Smith, LLP, Halliburton Investor Relations and Dennis H. Depenbusch pursuant to the above-referenced Registration Rights Agreements shall remain in full force and effect, and shall be binding upon the Company, from and after the Closing.

Other Agreements
Settlement and Release Agreement, dated as of August 22, 2007, by and between Laurus and Catalyst Lighting Group, Inc. As a condition of the Closing, Laurus shall terminate and waive any rights to consent to any future issuance of the Company's securities pursuant to Section 3 (second paragraph) of that certain Settlement and Release Agreement.

                                 SCHEDULE 4.2(j)

                      Absence of Businesses and Liabilities


      The Company Closing Obligations are as follows:
 Vero Management, LLC
      Management Fees (past due management fees of $12,000 for 2009 year under certain
      Agreement dated October 1, 2007)                                                        $5,000.00 *
                                                                                            -----------
         Total                                                                                                $5,000.00

 Keating Investments, LLC
      Consulting Fee (for services rendered to the Company in connection with the
      transactions under the Purchase Agreement)                                             $15,000.00 **
      Expense Reimbursement (for costs incurred in connection with mailing of
      Schedule 14f-1)                                                                           $100.00                     estimate
                                                                                            -----------
         Total                                                                                               $15,100.00

 Garisch Financial, Inc.
      Consulting Fee (for services rendered to the Company in connection with the
      transactions under the Purchase Agreement)                                             $15,000.00 *
      Expense Reimbursement - miscellaneous copying and delivery expenses                       $325.00                     estimate
      Expense Reimbursement - payment of 2009 DE franchise tax ($245.71) and annual
      fee ($25.00)                                                                              $270.71                     estimate
      Expense Reimbursement - DE certiifcate of good standing ($20.00)                           $20.00                     estimate
                                                                                                            -----------
         Total                                                                                               $15,615.71

 Comisky & Company
      Final billing for review of Q1 2010 financial statements for quarter ended 12/31/09                     $1,000.00     estimate

 Computershare
      Invoice for December 2009 services                                                        $300.00                     estimate
      Invoice for stockholder list requests                                                     $200.00                     estimate
      Invoice for January 2010 services                                                         $300.00                     estimate
                                                                                                            -----------
         Total                                                                                                  $800.00

 Mitchell Financial Printing
      Invoice No. 100101-A dtd 1/13/10 for 10-Q for quarter ended 12/31/09                      $292.00
      Invoice for Schedule 14F                                                                  $200.00                     estimate
      Invoice for Schedule 13Ds (KI and GFI) - Signing of Purchase Agreement                    $800.00                     estimate
      Invoice for Schedule 13Ds (KI and GFI) - Closing                                          $200.00                     estimate
      Invoice for Form 4s - KI, Kevin Keating and GFI                                           $300.00                     estimate
                                                                                                            -----------
         Total                                                                                                $1,792.00

Grand Total                                                                                                  $39,307.71


 *  Portion not paid at Closing to be waived by Vero
 ** This obligation is an Assumed Obligation as defined under Purchase Agreement to be paid by the Purchaser at Closing

                                 SCHEDULE 4.2(k)

                                  No Agreements

The Company has obligations under the following agreements, commitments and instruments:

Registration Rights Agreements*
Registration Rights Agreement dated 12th day of September, 2007, by and among Catalyst Lighting Group, Inc. and KIG Investors I, LLC, with said registration rights being assigned to Keating Investments, LLC (1,761,385 shares of common stock) and Lionsridge Capital, LLC (800,630 shares of common stock) under a certain Assignment of Registration Rights Agreement dated as of December 29, 2008.

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Laurus Master Fund, Ltd. (1,083,172 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Feldman Weinstein & Smith, LLP (21,267 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Halliburton Investor Relations (49,819 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Garisch Financial, Inc. (86,654 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Dennis H. Depenbusch (20,000 shares of common stock)

Registration Rights Agreement dated 14th day of September, 2007, by and among Catalyst Lighting Group, Inc. and Kevin R. Keating (86,654 shares of common stock)

* All shares are post-reverse stock split. The registration rights granted to Keating Investments, LLC, Lionsridge Capital, LLC, Laurus Master Fund, Ltd., Garisch Financial, Inc. and Kevin R. Keating with respect to their respective Shares have been assigned to the Purchaser pursuant to Section 5.11 hereof. The registration rights granted to Feldman Weinstein & Smith, LLP, Halliburton Investor Relations and Dennis H. Depenbusch pursuant to the above-referenced Registration Rights Agreements shall remain in full force and effect, and shall be binding upon the Company from and after the Closing.

Other Agreements
Transfer Agency and Service Agreement between Catalyst Lighting Group, Inc. and Computershare dated September 10, 2007, together with the Proposal to Provide Stock Transfer Services for Keating Investments, LLC dated February 5, 2007 which sets forth the fee schedule for such services. Current base monthly fee of $250 (monthly account service fee) and $50 (monthly unexchanged classes fee). This Transfer Agency and Service Agreement shall remain in full force and effect, and shall be binding upon the Company, from and after the Closing.

Agreement, dated as of September 13, 2007, by and between Garisch Financial, Inc., KIG Investors I, LLC and Catalyst Lighting Group, Inc. As a condition of the Closing, KIG Investors I, LLC ("KIG") and Garisch Financial, Inc. shall release the Company from any of its obligations under such Agreement.

                                  No Agreements

Agreement, dated as of October 1, 2007, by and between Vero Management, L.L.C. and Catalyst Lighting Group, Inc. As a condition of the Closing, Vero Management, L.L.C. shall release the Company from any of its obligations under such Agreement.

Settlement and Release Agreement, dated as of August 22, 2007, by and between Laurus and Catalyst Lighting Group, Inc. As a condition of the Closing, Laurus shall terminate and waive any rights to consent to any future issuance of the Company's securities pursuant to Section 3 (second paragraph) of that certain Settlement and Release Agreement.